EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$455	$450	$1,464	$1,319
Fixed charges excluding preferred stock dividends	105	68	285	197
Income for computation excluding interest on deposits	560	518	1,749	1,516
Interest expense excluding interest on deposits	92	55	244	157
One-third of rent expense	13	13	41	40
Preferred stock dividends	16	16	48	48
Fixed charges including preferred stock dividends	121	84	333	245
Ratio of earnings to fixed charges, excluding interest on deposits	4.61x	6.13x	5.25x	6.18x
Including Interest on Deposits
Income from continuing operations before income taxes	$455	$450	$1,464	$1,319
Fixed charges excluding preferred stock dividends	169	110	455	311
Income for computation including interest on deposits	624	560	1,919	1,630
Interest expense including interest on deposits	156	97	414	271
One-third of rent expense	13	13	41	40
Preferred stock dividends	16	16	48	48
Fixed charges including preferred stock dividends	185	126	503	359
Ratio of earnings to fixed charges, including interest on deposits	3.36x	4.43x	3.81x	4.54x